Exhibit 99.3

Q3 2025 Earnings Presentation BW LPG Kristian Sørensen and Samantha Xu 2 December 2025

NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR FORWARDING, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR IN TO ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL . BY ATTENDING THE MEETING WHERE THIS PRESENTATION IS MADE, OR BY READING THE PRESENTATION SLIDES, YOU ACKNOWLEDGE AND AGREE TO COMPLY WITH THE FOLLOWING RESTRICTIONS . This presentation has been produced by BW LPG Limited (“BW LPG”) exclusively for information purposes . This presentation may not be reproduced or redistributed, in whole or in part, to any other person . Matters discussed in this presentation and any materials distributed in connection with this presentation may constitute or include forward – looking statements . Forward – looking statements are statements that are not historical facts and may be identified by words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “intends”, “may”, “should”, “will” and similar expressions, such as “going forward” . These forward – looking statements reflect BW LPG’s reasonable beliefs, intentions and current expectations concerning, among other things, BW LPG’s results of operations, financial condition, liquidity, prospects, growth and strategies . Forward – looking statements include statements regarding : objectives, goals, strategies, outlook and growth prospects ; future plans, events or performance and potential for future growth ; liquidity, capital resources and capital expenditures ; economic outlook and industry trends ; developments of BW LPG’s markets ; the impact of regulatory initiatives ; and the strength of BW LPG’s competitors . Forward – looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future . The forward – looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from Fourth parties . Although BW LPG believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control . Forward – looking statements are not guarantees of future performance and such risks, uncertainties, contingencies and other important factors could cause the actual results of operations, financial condition and liquidity of BW LPG or the industry to differ materially from those results expressed or implied in this presentation by such forward – looking statements . No representation is made that any of these forward – looking statements or forecasts will come to pass or that any forecast result will be achieved, and you are cautioned not to place any undue influence on any forward – looking statement . Disclaimer and forward - looking statements 2 No representation, warranty or undertaking, express or implied, is made by BW LPG, its affiliates or representatives as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein, for any purpose whatsoever . Neither BW LPG nor any of its affiliates or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss whatsoever and howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation . All information in this presentation is subject to updating, revision, verification, correction, completion, amendment and may change materially and without notice . In giving this presentation, none of BW LPG, its affiliates or representatives undertakes any obligation to provide the recipient with access to any additional information or to update this presentation or any information or to correct any inaccuracies in any such information . The information contained in this presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of the presentation . The contents of this presentation are not to be construed as legal, business, investment or tax advice . Each recipient should consult its own legal, business, investment or tax adviser as to legal, business, investment or tax advice . By attending this presentation, you acknowledge that you will be solely responsible for your own assessment of the market and the market position of BW LPG and that you will conduct your own analysis and be solely responsible for forming your own view on the potential future performance of the business of BW LPG . This presentation must be read in conjunction with the recent financial information and the disclosures therein . A number of measures are used to report the performance of our business, which are non - IFRS measures, such as TCE income – Shipping per available day, TCE income – Shipping per calendar day and Return on capital employed (ROCE) . These measures are defined and reconciliations to the nearest IFRS measure are available in BW LPG’s Q 3 2025 Interim Financial Report and BW LPG’s Registration Statement on Form 20 - F . Neither this presentation nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction . The securities referred to herein may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U . S . Securities Act of 1933 , as amended (the “Securities Act”) . BW LPG does not intend to register any part of any offering in the United States or to conduct a public offering in the United States of the shares to which this presentation relates . In the EEA Member States, with the exception of Norway (each such EEA Member State, a “Relevant State“), this presentation and the information contained herein are intended only for and directed to qualified investors as defined in Article 2 (e) of Regulation (EU) 2017 / 1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) . The securities mentioned in this presentation are not intended to be offered to the public in any Relevant State and are only available to qualified investors except in accordance with exceptions in the Prospectus Regulation . Persons in any Relevant State who are not qualified investors should not take any actions based on this presentation, nor rely on it . In the United Kingdom, this presentation is directed only at, and communicated only to, persons who are qualified investors within the meaning of Article 2 (e) of the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 who are ( i ) persons who fall within the definition of "investment professional" in Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 , as amended (the “Order”), or (ii) persons who fall within Article 49 (2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise be lawfully communicated (all such persons referred to in ( i ), (ii) and (iii) above together being referred to as “Relevant Persons”) . This presentation must not be acted on or relied on by persons in the United Kingdom who are not Relevant Persons .

Agenda Q3 2025 Q3 2025 highlights and market outlook Market overview Company performance Q&A

Q3 2025 highlights

Q3 performance

- TCE income – Shipping Q3 2025 was US$51,300 per available day and US$48,700 per calendar day, supported by our time charter coverage of 44% of available days at US$51,200 per day
- Q3 2025 profit after tax was US$57 million, and the profit attributable to equity holders of the company was US$57 million representing an earnings per share of US$0.38
- BW Product Services reported a US$23 million gross loss and a loss after tax of US$29 million for this quarter

Continued dividend distribution

- The company declared a Q3 cash dividend of $0.40 per share, equivalent to 75% of Shipping NPAT[1] Q3 2025 in line with the dividend policy

Dry dock program increases offhire days

- In Q3 2025, 168 days were related to vessels being in dry dock
- A total of 121 days are expected to be off-hire due to dry-docking in Q4
- For 2026, the company will have a total of 13 vessels scheduled for dry docking

Other subsequent events

- Two ship financing facilities were voluntarily cancelled in October and November 2025 on the back of strong liquidity, leading to the repayment of US$36 million term loan and reduction of US$216 million in available revolving credit facilities

Commercial performance	Financial performance	Return to shareholders
$51,300 TCE income – Shipping per available day	**$57M** Net profit after tax	**12%** ROE (annualised)
$48,700 TCE income – Shipping per calendar day	**$855M** Available liquidity	**75%** Q3 2025 payout ratio Shipping NPAT[3]
92% Fleet utilisation	**$0.38** Earnings per share	**$0.40** Dividend per share[2]
5% Technical offhire	**29.7%** Net leverage ratio	**13%** Annualised dividend yield[3]

1. Shipping NPAT is calculated as profit attributable to equity holders of BW LPG Q3 2025: US$57.1 million, excluding BW LPG's share of BW PS' net loss after tax Q3 2025 of US$24.1 million.
2. For shares registered with Euronext Securities Oslo, dividend per share is NOK 4.0474
3. Based on $12.7/share as of 28 November 2025

BW LPG
4

Market outlook Underlying fundamentals remain robust • The current VLGC fleet consists of 413 ships • 11 VLGCs have been delivered this year, with 1 more to be delivered before the end of the year • VLGC orderbook currently consists of 108 ships, with 2027 seeing the highest number of deliveries LPG exports US / Middle East LPG export fundamentals are expected to remain sound even as fleet inefficiencies dissipate alongside reduced trade tensions. Additional export capacity, new gas projects and ongoing constraints in the Panama Canal will likely support VLGC earnings Trading inefficiencies VLGC global fleet Panama v. Cape routing FFA market • US LPG export growth is expected to continue driven by higher NGL content in the Permian basin and new US Gulf export termina ls • Stable OPEC+ production as well as new gas projects will lend support to Middle East LPG exports going forward • Overall trading inefficiencies are likely to diminish somewhat following reduced trade tensions between USA and China • Vessel repositioning could however trigger a period of reduced tonnage availability in the near term • More container vessels have been using the Panama Canal this year, diverting VLGCs around the Cape of Good Hope • Higher traffic from container vessels, VLGCs and VLECs will likely push a growing portion of VLGCs out of the canal in coming ye ars • The Ras Tanura - Chiba FFA market for the FY 2026 is currently reflecting earnings slightly above US$45,000 per day, albeit with limited liquidity 5

Agenda Q3 2025 highlights and market outlook Market overview Company performance Q&A Q3 2025

VLGC freight market reactions to geopolitical events in Q3/Q4


Saudi
LPG price
USTR formed a two-tier VLGC market dynamic
Redirected Chinese VLGCs to AG
Reduced number of VLGCs calling at US ports
Saudi LPG contract price cut disrupted voyage economics
Reduced Middle East LPG price in response to the India tender for US sourced LPG
Chinese retaliatory port fees
Chinese tariff retaliation to Trump's 100% tariff threat on imports from China
US-China trade truce boosts Far East LPG sentiment
Chinese LPG imports from the US set to rise as trade tariffs and port fees pause for one year
TCE spot rates
($k/day)
$ 80k/day
$ 70k/day
$ 60k/day
$ 50k/day
$ 40k/day
$ 30k/day
Aug-25
Sep-25
Oct-25
Nov-25
Middle East – Far East
BLPG1
US – Far East
BLPG3
High headline rates, but limited fixing activity
LPG prices rebalancing
~$57,000/d
~$55,000/d

BW LPG
7

Changing LPG import dynamics

India has been the main driver for import growth so far in 2025



China: -2%
13.1
10.9
10.1
13.3
9M24
9M25
Far East: 0%
25.1
11.6
22.5
14.1
9M24
9M25
India: +8%
11.8
1.3
11.4
9M24
9M25
Southeast Asia: +4%
3.0
5.5
5.2
3.6
9M24
9M25
Middle East
North America

India imports up 8% y/y

- Highest growth among the major LPG importers
- Growing end user demand with stable domestic production
- Imports are mainly sourced from the Middle East, but some volumes are still arriving from the USA

Far East imports flat

- Limited growth largely due to staggered China imports
- China has taken a higher share of Middle East volumes due to trade tensions
- High PDH run rates to support import recovery in China

Southeast Asia pivoted to N. America

- North American volumes have replaced Middle East volumes during periods of trade tensions
- Propane pricing strategy from Middle East conducive to regaining market share in Asia

Note: Imports include million tons of LPG carried on VLGCs only. Imports from regions other than Middle East and North America are omitted

BW LPG
8

Export growth story to continue 9 Terminal expansions and gaseous drilling wells lifting LPG exports • Permian crude oil wells are becoming more gaseous • Gas production set to grow twice as fast as annual crude oil • Gas production remains steadier than oil production Permian basin growth points to strong LPG production N. American terminal expansion plans Mtpa Permian oil is becoming more gaseous LPG exports forecasts Mt (VLGC only) Source: Company filings, Targa Resources Investor Presentation, NGLS 52 57 61 66 69 38 40 41 46 49 2023 2024 2025F 2026F 2027F North America Middle East 1. 2024 LPG export capacity is defined as the total LPG export across all vessel sizes from North America (including US and C ana da) ET , 7 Targa , 0.6 Enterprise 9 Enterprise 11 AltaGas , 1.6 AltaGas , 0.7 Targa , 4 ONEOK 12 50 60 70 80 90 100 110 120 2024 2025 2026 2027 2028 LPG LPG/Ethane flexible N. America 1 68

Panama Canal 10 Remains a major driver for fleet inefficiency • Container transits have fluctuated strongly in 2025 • This in turn has caused capacity issues and led to more VLGCs ballasting around Cape of Good Hope • Auction fees have also seen significant volatility in times of limited slot availability Fluctuating container traffic is driving canal congestion • Ballasting VLGCs are most sensitive to canal congestion • Recently, even laden usage by VLGCs has been dropping Canal congestion is diverting VLGCs around Cape of Good Hope 0 2 4 6 8 10 12 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Container VLGC LNG Bulk Other Capacity Panama Canal transits Transits/day, new locks 60% 70% 80% 90% 100% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Laden Ballast VLGC usage of the Panama Canal US – Far East route Sources: Clarksons , Anfil

69% 16% 5% 10% 0-15 years 15-20 years 20-25 years 25 years + Current VLGC dual - fuel newbuild price 2 VLGC fleet and newbuildings 11 Only one more VLGC to be delivered in 2025, with staggered fleet growth for most of 2026 Quarterly delivery schedule # of VLGCs VLGC fleet age profile and newbuilding market 413 total VLGC fleet 1 ~$116M VLGC delivery year for newbuild contracts Total orderbook number 108 VLGC newbuilds ordered in 2H25 1 2027 - 28 1. Total VLGC fleet on water (not including orderbook) 2. 88 - 91k dual - fuel non - ammonia capacity VLGC Sources: BW LPG, Clarksons 14 4 3 3 2 2 6 1 1 5 11 4 7 10 10 12 13 9 7 4 1 3 1 1 4 2 1 1 1 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 4Q26 1Q27 2Q27 3Q27 4Q27 1Q28 2Q28 3Q28 4Q28 Existing Newbuild - Ammonia Newbuild - Non-ammonia

Agenda Q3 2025 Q3 2025 highlights and market outlook Market overview Company performance Q&A

13 Achieved 92% utilisation generating TCE income – Shipping of $51,300 per available day 2025 Q3 performance Guidance Q4 2025 • Fixed ~91% of our available fleet days at an average rate of ~$47,000 per day 4 1. TCE rates per day are inclusive of both commercial waiting and technical offhire days (i.e. 100% of calendar days) 2. TCE rates per day are inclusive of commercial waiting days and exclusive of technical offhire days (i.e. 100% of available days) 3. TCE rates per day are exclusive of both commercial waiting and technical offhire days 5% 95% TCE income by calendar days $48,700/ day 1 Technical Offhire Available days 44% 53% TCE income by available days $51,300/ day 2 $ 51,4 00 2 (incl. waiting time and FFA) Spot $ 55,6 00 3 (excl. waiting time and FFA) Waiting 3% Time Charter $51, 2 00 5 4. Discharge to discharge basis 5. Time charter includes fixed and variable rate 6. Amount < 1% FY 2026 Time charter Average day rate Revenue/ (Cost) in $M % of total Fleet $43,600 $2 0% 6 TC out – Fixed rate $43,000 ($2) 0% 6 TC in - Net $43,600 $182 30% Remaining TC out – Fixed rate Shipping – Performance FY 2026 Charter portfolio • 30 % covered by fixed rate TC out at $ 43,600 per day • 5 % covered by FFA hedges at avg. of $ 47,500 per day

58.0 15.0 (32.0) (6.0) (5.0) 30.0 35.0 Net assets Q2 2025 Realised positions MTM change in unrealised cargo MTM change in unrealised paper Other expenses Net assets Q3 2025 Unrealised physical shipping Product Services - Performance 14 Continued positive realised results under turbulent market conditions as a result of effective risk management 1. Gross loss from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gai ns and losses, and other trading attributable costs, including depreciation from Product Services’ lease - in vessels 2. Included within Other expenses, ~$ 0.1 M effects relating to currency translation of foreign operations which is not part of Net profit/loss Q3 2025 performance Book equity US$M 2 Net asset value end of Q3 Average VAR BW LPG VLGC cargoes lifted by BW PS Gross loss 1 Net loss Net Loss: ($29m) Currency translation: $1m

Financial highlights

Low leverage, strong liquidity, ready for growth opportunities

Key financials Q3 2025

US$ million

Income statement

Profit after tax	$57
Profit to equity holders	$57
Earnings per share[1]	$0.38
Dividends per share[2]	$0.40

Balance sheet

Total assets	$3,340
Total liabilities	$1,407
Total shareholders' equity	$1,933

Shipping per day statistics

US$/day

Q3 2025 Daily TCE Income	$48,700
Q3 2025 Daily OPEX	$9,300
FY 2025 Operating cash breakeven[8]	
Owned	$19,400
Total fleet	$21,300
FY 2025 All-in cash breakeven[9]	$24,600

Financial ratios Q3 2025

Earnings Yield[3] (annualised)	11%
Dividend Yield[4] (annualised)	13%
ROE[5] (annualised)	12%
ROCE[6] (annualised)	9%
Net leverage ratio[7]	29.7%

Dividends per share

US$



0.15
1.91
1.46
0.09
0.85
0.84
0.56
1.28
3.46
2.42
0.90
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YTD 2025

1. EPS (earnings per share) is computed based on the weighted average number of shares outstanding less treasury shares during the period
2. For shares registered with Euronext Securities Oslo, dividend per share is NOK 4.0474
3. Earnings yield: EPS divided by the share price at the end of the period in USD terms
4. Dividend yield: Based on $12.7/share as of 28 November 2025
5. ROE (return on equity): with respect to a particular financial period, the ratio of the profit after tax to the average of the shareholders' equity, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
6. ROCE (return on capital employed): with respect to a particular financial period, the ratio of the operating profit to capital employed defined as the average of the total shareholders' equity, total borrowings and lease liabilities, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
7. Net leverage ratio: The sum of total borrowings and lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of the total borrowings, total lease liabilities, and shareholders' equity minus cash and cash equivalents as set out in the consolidated statement of cashflows
8. Operating cash breakeven: Total expected cash costs (excluding capex) divided by available days, owned fleet or total fleet
9. All-in cash breakeven: Operating cash breakeven including capex (maintenance and drydock)

BW LPG
15

86 81 81 79 628 0 100 200 300 400 500 600 700 800 900 1,000 2025 2026 2027 2028 2029 onwards US$ million $796M Trade Finance Facilities - o/s $66M Revolving Credit Facilities (RCF) - o/s $212M $221M ECA - o/s $36M $215M Term Loan - o/s $215M $380M Term Loan - o/s $240M JOLCO - o/s $62M Sale & Leaseback - o/s $124M JOLCO (o/s $62M) $791M Revolving Credit Facilities (RCF) Drawn RCF (o/s $212M) Letter of credit $87M Drawndown $66M $796M Trade Finance Facilities Total Available Liquidity 855 Undrawn RCF ² 579 Cash ¹ 276 Financing structure and repayment profile Ample liquidity of $855M with long - dated repayment profile 1. Cash presented excludes $17M held in broker margin accounts 2. $216M of undrawn RCF has since been voluntarily cancelled on 9 Oct 2025 Liquidity profile (US$M) As of 30 September 2025 Repayment profile Ship financing ³ structure Trade financing structure 4 16 3. Excludes other lease liabilities, capitalised fees, and interest payable, as of 30 Sep 2025 4. $221M ECA has since been voluntarily terminated on 3 Nov 2025

Agenda Q3 2025 Q3 2025 highlights and market outlook Market overview Company performance Q&A

Q&A Kristian Sørensen CEO Samantha Xu CFO

Thank you Investor Relations investor.relations@bwlpg.com Ticker Oslo Stock Exchange “ BWLPG” New York Stock Exchange “ BWLP ” LinkedIn linkedin.com/company/ bwlpg Website https://investor.bwlpg.com Telephone +65 6705 5588 Address 10 Pasir Panjang Road Mapletree Business City #17 - 02 Singapore 117438

Appendix Q3 2025

51 VLGCs and 3 LGCs operated by BW LPG

As of November 2025

28 BW LPG
100% ownership

Name	Year	Shipyard
BW Avior	2023	DSME
BW Rigel	2023	DSME
BW Yushi [1]	2020	Mitsubishi H.I.
BW Kizoku [1]	2019	Mitsubishi H.I.
BW Messina	2017	DSME
BW Mindoro	2017	DSME
BW Malacca	2016	DSME
BW Magellan	2016	DSME
BW Frigg	2016	Hyundai H.I.
BW Freyja	2016	Hyundai H.I.
BW Volans	2016	Hyundai H.I.
BW Brage	2016	Hyundai H.I.
BW Tucana	2016	Hyundai H.I.
BW Var	2016	Hyundai H.I.
BW Njord	2016	Hyundai H.I.
BW Balder	2016	Hyundai H.I.
BW Orion	2015	Hyundai H.I.
BW Libra	2015	Hyundai H.I.
BW Leo	2015	Hyundai H.I.
BW Gemini	2015	Hyundai H.I.
BW Carina [1]	2015	Hyundai H.I.
BW Levant [1]	2015	Jiangnan
BW Breeze [1]	2015	Jiangnan
BW Sirocco [1]	2015	Jiangnan
BW Passat [1]	2015	Jiangnan
BW Mistral [1]	2015	Jiangnan
BW Monsoon [1]	2015	Jiangnan
BW Aries [1]	2014	Hyundai H.I.

7 BW LPG
Time charter/bareboat in

Name	Year	Shipyard
BW Capella [3]	2022	DSME
BW Polaris [3]	2022	DSME
Oriental King	2017	Hyundai H.I.
Doraji Gas	2017	Mitsubishi H.I.
BW Kyoto [3]	2010	Mitsubishi H.I.
Berge Nantong	2006	Hyundai H.I.
Berge Ningbo	2006	Hyundai H.I.

9 BW LPG India
52% ownership

Name	Year	Shipyard
BW Chinook	2015	Jiangnan
BW Pampero	2015	Jiangnan
BW Pine	2011	Kawasaki S.C.
BW Lord [5]	2008	DSME
BW Tyr	2008	Hyundai H.I.
BW Loyalty [1]	2008	DSME
BW Oak	2008	Hyundai H.I.
BW Elm	2007	Hyundai H.I.
BW Birch	2007	Hyundai H.I.

10 Operated

Name	Year	Shipyard	Beneficiary
Gas Jupiter	2023	Jiangnan	Sinogas Maritime
Kaede	2023	Hyundai H.I.	Product Services
Gas Venus	2021	Jiangnan	Sinogas Maritime
Gas Gabriela [1]	2021	Hyundai H.I.	Product Services
Clipper Wilma [1]	2019	Hyundai H.I.	Product Services
Vega Sea [4]	2017	Hyundai H.I.	Product Services
Vega Star [4]	2017	Hyundai H.I.	Product Services
Denver [2]	2009	Hyundai H.I.	Product Services
Helsinki [2]	2009	Hyundai H.I.	Product Services
Tokyo [2]	2009	Hyundai H.I.	Product Services



22
POWERED BY LPG

Vessels with dual-fuel propulsion technology



14

Vessels retrofitted with scrubber technology



18

Vessels on compliant fuels

1. Vessels with scrubbers installed
2. LGC (Large Gas Carrier)
3. Bareboat charter
4. Panamax
5. BW Lord to be delivered in December 2025 to new owners

BW LPG
21

VLGC charter portfolio overview

Fixed rate time charter out coverage for 2026 at 30% with an average rate of $43,600 per day

Time charter-out

% TC days - Fixed rate



Quarterly
33%
35%
36%
34%
36%
32%
28%
25%
$55
$61
$66
$60
$55
$49
$44
$38
1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26
Yearly
34%
30%
$242
$184
2025 2026
Revenue in USD millions
% of total available days of the whole fleet

Time charter-out – Fixed rate

US$ thousands/day



Quarterly
$43.1
$44.8
$47.3
$45.1
$43.9
$43.7
$43.4
$43.2
$30.3
$32.5
$33.8
$34.2
1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26
Avg. TC out rate
Avg. TC in rate
Yearly
$45.1
$43.6
$32.5
2025 2026

Time charter-in



Quarterly
25%
13%
12%
10%
1%
$17
$17
$16
$13
$2
1Q 25 2Q 25 3Q 25 4Q 25 1Q 26[2] 2Q 26 3Q 26 4Q 26
Yearly
12%
0%
$64
$2
2025 2026
Cost in USD millions
% of total available days of the whole fleet

2026 time charter position

FY 2026 Time charter	% of total Fleet[1]	Revenue/ (Cost) in $M	Average day rate
TC out - Fixed rate	0%[3]	$2	$43,600
TC in	0%[3]	($2)	$43,000
Net		-	
Remaining TC out - Fixed rate	30%	**$182**	$43,600

BW LPG

1. % of fleet ratio is basis: TC out is based on total available days and TC in is based on total calendar days
2. Majority of the TC in contracts will end in 2025 with the last TC in contract expiring in end-Jan 2026
3. Amount < 1%

22

Shipping segment charter portfolio 2025-2026

Fixed rate time charter out contract coverage stands at 30% for 2026 (as of 14 Nov 2025)

	Q1 2025A	Q2 2025A	Q3 2025A	Q4 2025E	2025E	2026E
Owned days	3,518	3,567	3,680	3,680	14,445	14,235
Time charter in days	576	528	460	393	1,957	49
Total calendar days	**4,094**	**4,095**	**4,140**	**4,073**	**16,402**	**14,284**
Offhire*	104	166	206	142	618	322
Total available days (Net of offhire)	**3,990**	**3,929**	**3,934**	**3,931**	**15,784**	**13,962**
Spot days (Net of offhire)	2,279	2,116	2,216	2,149	8,668	8,947
Time charter out days (Net of offhire) - Fixed rate	1,265	1,362	1,312	1,325	5,356	4,232
Time charter out days (Net of offhire) - Variable rate	446	451	406	457	1,760	783
% Spot days	57%	54%	56%	55%	55%	64%
% TC days - Fixed rate	32%	35%	34%	33%	34%	30%
% TC days - Variable rate	11%	11%	10%	12%	11%	6%

TCE rates

	Q1 2025A	Q2 2025A	Q3 2025A	Q4 2025E	2025E	2026E
Spot	$39,100	$35,600	$51,400	-	-	-
Time charter out – Fixed rate	$43,100	$44,800	$47,300	$45,100	$45,100	$43,600
VLGC TCE rate (Net of offhire)	$39,800	$38,800	$51,300	-	-	-

BW LPG India Charter Portfolio is a subset of the Shipping Segment Charter Portfolio
Pool revenue distributed to participants and the associated days are excluded from the presentation
*In years when a vessel does not have planned dry docking, an offhire of 3 days per vessel per year is assumed

BW LPG 23

2026E 2025E Q4 2025E Q3 2025A Q2 2025A Q1 2025A 2,920 2,867 828 728 637 674 Owned days - - - - - - Time charter in days 2,920 2,867 828 728 637 674 Total calendar days 76 172 88 84 - - Offhire * 2,844 2,695 740 644 637 674 Total available days (Net of offhire ) 1,728 481 247 120 94 20 Spot days (Net of offhire ) 1,116 2,214 493 524 543 654 Time charter out days (Net of offhire ) 61% 18% 33% 19% 15% 3% % Spot days 39% 82% 67% 81% 85% 97% % TC days TCE rates - - - $64,400 $54,200 $57,700 Spot $45,900 $47,700 $48,300 $48,500 $47,300 $46,700 Time charter out - - - $51,700 $48,300 $47,000 VLGC TCE rate (Net of offhire ) BW LPG India charter portfolio 2025 - 2026 24 Time charter out contract coverage stands at 39% for 2026 (as of 14 Nov 2025) * Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have plann ed dry dockings

0.53 0.52 0.51 0.82 0.64 0.62 0.72 0.98 0.95 1.05 0.89 1.00 0.66 0.48 0.31 0.30 0.56 0.54 0.66 0.51 0.62 okt.24 nov.24 des.24 jan.25 feb.25 mar.25 apr.25 may.25 jun.25 jul.25 aug.25 sep.25 Fleet safety statistics 25 Safety and Zero Harm onboard remain our key focus Total Recordable Case Frequency (TRCF): Work - related fatalities and injuries per one million hours worked Lost Time Injury Frequency (LTIF): Work - related fatalities and injuries per one million hours worked that leads to lost work time TRCF 12 Month Rolling Average ( MRA ) LTIF 12 Month Rolling Average (MRA) As of 30th September 2025